Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors
SJW Corp.:
We consent to the incorporation by reference in the registration statements (Nos. 333-105010 and 333-127383) on Form S-8 and in the registration statement (No. 333-172048) on Form S-3 of SJW Corp. of our report dated February 29, 2012, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of SJW Corp.

/s/ KPMG LLP
Santa Clara, California
February 29, 2012